December 10, 2019
VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-6010

Attention:	Mitchell Austin

Re:	Sprout Social, Inc. (the “Company”) Registration Statement on Form S-1 Registration No. 333-234316
Dear Mr. Austin:
As representatives of the several underwriters of the Company’s proposed public offering of Class A common stock, we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time on December 12, 2019, or as soon thereafter as practicable, or at such later time as the Company or its counsel may request via telephone call to the Staff.
Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.
The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.
[Signature Page to Follow]

Sincerely yours,

As Representatives of the several Underwriters

Goldman Sachs & Co. LLC

By:	/s/ William D. Connolly III
Name: William D. Connolly III
Title: Managing Director

Morgan Stanley & Co. LLC

By:	/s/ Genevieve Kinney
Name: Genevieve Kinney
Title: Vice President

[Signature Page to Underwriters’ Acceleration Request]